UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                             ANNUAL REPORT PURSUANT

                             TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


  For the fiscal year ended December 31, 2001 Commission File Number 001-09120

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                  80 PARK PLAZA
                            NEWARK, NEW JERSEY 07102
                         MAILING ADDRESS: P.O. Box 1171
                          NEWARK, NEW JERSEY 07101-1171


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  See Page 2.

================================================================================
                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
================================================================================
Stable Value Fund                                           UBS AG
PRIMCO CAPITAL MANAGEMENT                                   677 WASHINGTON BOULEVARD, 6TH FLOOR
400 WEST MARKET STREET, SUITE 3300                          STAMFORD, CT  06901
LOUISVILLE, KENTUCKY 40202
                                                            STATE STREET BANK AND TRUST COMPANY
THE CHASE MANHATTAN BANK                                    225 FRANKLIN STREET, M9
270 PARK AVENUE, 6TH FLOOR                                  BOSTON, MASSACHUSSETTS 02110-2804
NEW YORK, NEW YORK 10017
                                                            PRUDENTIAL SECURITIES, INC.
J.P. MORGAN                                                 GUARANTEED PRODUCTS
60 WALL STREET                                              71 HANOVER ROAD
NEW YORK, NEW YORK 10260-0060                               FLORHAM PARK, NJ  07932-1597

METROPOLITAN LIFE INSURANCE                                 Enterprise Common Stock Fund and ESOP Fund
COMPANY                                                     PUBLIC SERVICE ENTERPRISE GROUP
ONE MADISON AVENUE                                          INCORPORATED
NEW YORK, NEW YORK 10010-3690                               80 PARK PLAZA
                                                            NEWARK, NEW JERSEY 07101-1171
ALLSTATE LIFE INSURANCE COMPANY
ALLSTATE PLAZA WEST                                         Large Company Stock Index Fund
3100 SANDERS ROAD, SUITE M2                                 THE VANGUARD GROUP
NORTHBROOK, ILLINOIS 60062-7154                             INSTITUTIONAL DIVISION
                                                            P.O. BOX 2900
CONTINENTAL ASSURANCE COMPANY                               VALLEY FORGE, PENNSYLVANIA 19482
CAN PLAZA, 35 SOUTH
CHICAGO, IL 60685                                           Diversified Bond Fund
                                                            BLACKROCK FINANCIAL MANAGEMENT, INC.
BANK OF AMERICA                                             345 PARK AVENUE
P.O. BOX 37003                                              NEW YORK, NEW YORK 10154
MAIL CODE: CA5-701-05-31
SAN FRANCISCO, CA  94137                                    International Stock Fund
                                                            T. ROWE PRICE INC.
CAISSE des DEPOTS                                           100 EAST PRATT STREET
9 WEST 57th STREET, 36TH FLOOR                              BALTIMORE, MARYLAND 02120
NEW YORK, NEW YORK 10019
                                                            Mid Size Company Stock Fund
DFP, INC.                                                   PUTNAM INVESTMENTS
400 WEST MARKET STREET                                      P.O. BOX 41203
P.O. BOX 32830                                              PROVIDENCE, RHODE ISLAND 02940
LOUISVILLE, KY  40232
                                                            Small Company Stock Fund
JOHN HANCOCK MUTUAL LIFE                                    MORGAN STANLEY DEAN WITTER
INSURANCE COMPANY                                           ONE TOWER BRIDGE
JOHN HANCOCK PLACE, 27th FLOOR                              WEST CONSHOHOCKEN, PENNSLYVANIA 19428
P.O. BOX 111
BOSTON, MASSACHUSSETTS 02117                                Schwab Personal Choice Retirement Account Fund
                                                            CHARLES SCHWAB  & CO., INC.
                                                            4722 NORTH 24TH STREET, SUITE 300
                                                            PHOENIX, ARIZONA 85016

================================================================================
                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
================================================================================

                                      INDEX

                                                                      PAGE
                                                                   ----------

INDEPENDENT AUDITORS' REPORT                                            4

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
     AS OF DECEMBER 31, 2001 AND 2000                                   5

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
     BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001                      6

NOTES TO FINANCIAL STATEMENTS                                           7

SIGNATURES                                                             20

EXHIBIT INDEX                                                          21

                          INDEPENDENT AUDITORS' REPORT




Employee Benefits Committee of
Public Service Enterprise Group Incorporated:

     We have audited the accompanying statements of net assets available for benefits of the Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 28, 2002



                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                                                     As of December 31,
                                                                                --------------------------
                                                                                    2001           2000
                                                                                ------------   -----------
ASSETS
Investments, at fair value-
     Plan interest in Master Employee Benefit Plan Trust                        $670,560,000   $707,641,377
Contribution Receivable from Participants                                          2,008,314             --
Contribution Receivable from Employer                                                570,304             --
Receivables from Investments Sold                                                    175,379             --
Interest and Dividends Receivable                                                      3,292         11,811
                                                                                ------------   ------------
         Total Assets                                                            673,317,289    707,653,188
                                                                                ------------   ------------



LIABILITIES
Payable for Investments Purchased                                                     35,646             --
Accounts Payable                                                                     299,038        403,361
                                                                                ------------   ------------
         Total Liabilities                                                           334,684        403,361
                                                                                ------------   ------------

         Net Assets Available for Benefits                                      $672,982,605   $707,249,827
                                                                                ============   ============

See Notes to Financial Statements.



                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001



ADDITIONS:
Contributions
Participant Deposits                                               $  38,419,365
Employer Contributions                                                13,064,374
                                                                   -------------
         Total Deposits and Contributions                             51,483,739

Investment Income/(Loss)
Plan Interest in Master Employee Benefit Trust Investment Income      19,404,120
Plan Interest in Master Employee Benefit Trust
       Net Depreciation in Market Value of Investments               (72,495,368)
                                                                   -------------
         Net Investment Loss                                         (53,091,248)

Transfers into the Plan                                                  179,145
Transfer from Employee Savings Plan--net                               3,748,348
                                                                   -------------
         Total Additions                                               2,319,984
                                                                   -------------


DEDUCTIONS
Benefit Payments to Participants                                      35,975,010
Administrative Expenses                                                  612,196
                                                                   -------------
         Total Deductions                                             36,587,206
                                                                   -------------

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS                        (34,267,222)

NET ASSETS AVAILABLE FOR BENEFITS
    BEGINNING OF YEAR                                                707,249,827
                                                                   -------------

NET ASSETS AVAILABLE FOR BENEFITS
    END OF YEAR                                                    $ 672,982,605
                                                                   =============

See Notes to Financial Statements.


================================================================================
                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
================================================================================
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

General

     The following description of the Public Service Enterprise Group Incorporated (Company) Thrift and Tax-Deferred Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

     The Plan was adopted as a tax qualified profit sharing plan under section 401(a) of the Internal Revenue Code of 1986, as amended, (IRC) and a qualified cash or deferred arrangement under IRC section 401(k) to encourage thrift and savings by eligible non represented unit employees (Eligible Employees). Deutsche Bank is the Trustee of the Master Trust established pursuant to the Plan. Hewitt Associates is the Record Keeper for the Plan.

     The Plan is generally subject to the provisions of Titles I and II of the Employee Retirement Income Security Act of 1974 (ERISA), including, but not limited to, the provisions with respect to reporting, disclosure, participation, vesting and fiduciary responsibility. However, it is not subject to the funding requirements of Title I and benefits under the Plan are not guaranteed by the Pension Benefit Guarantee Corporation under Title IV of ERISA.

     The Plan was last amended effective January 1, 2002. Effective with that date, catch-up contributions of an additional $1,000 in pre-income tax deposits for employees age 50 or older in 2002 were implemented, maximum permitted employee contribution increased from 25% to 50%, acceptance of after-tax rollovers and rollovers from financial institutions were implemented, Internal Revenue Service (IRS) minimum distribution requirements were implemented for post age 70 1/2 distributions, the suspension period for making deposits to the Plan after a hardship withdrawal was decreased from one year to six months and the Company stock fund converted to an Employee Stock Ownership Plan (ESOP) and dividends on Company Stock can be made in cash. Certain other provisions of this amendment are discussed below.

     An employee may participate in the Plan from the date of hire. Matching Employer contributions begin when an employee has completed one Year of Service as defined by the Plan. The Company also maintains an Employee Savings Plan (Savings Plan) to provide for its represented employees. At the time any employee who is a Participant in the Savings Plan becomes an Eligible Employee for the Plan, that employee will automatically be enrolled in the Plan, all balances in the Savings Plan will be transferred to the Plan and all contributions and investment elections in effect for the Savings Plan will remain in effect in the Plan. Participation in the Plan is entirely voluntary. Eligible Employees are those employees of the Company or any affiliate of the Company (together hereafter each called an "Employer" or collectively "Employers") not covered by a collective bargaining agreement. Certain Eligible Employees may also elect to have a distribution from another qualified corporate plan contributed as a rollover contribution with the approval of the Company's Employee Benefits Committee (Committee), the Plan Administrator.

     During 2000, the Company acquired Fluidics, Inc. and Arden Engineering Constructors, Inc. As a result of these transactions, the savings plans of the acquired companies were merged with and into the Plan and the Savings Plan. Combined participant account balances of $179,145 were transferred into the Plan in 2001.

Deposits and Contributions

     Under the Plan, each Participant, except as otherwise noted, may elect to make basic deposits to Investment Funds of such Participant's choosing within the Thrift Account Fund of 1% - 8% of his/her compensation (Basic Deposits), and his/her respective Employer will contribute an amount equal to 50% thereof, subject to certain exceptions and limitations (Employer Contributions). Prior to March 1, 2002, Employer Contributions with respect to Basic Deposits in excess of 6% and up to 8% of Compensation were made in shares of the Company's Common Stock, and were not available for transfer to any other Investment Fund or withdrawal from the Plan prior to the Participant's termination of employment. Effective March 1, 2002, Employer Contributions with respect to Basic Deposits in excess of 6% and up to 8% of Compensation are made in cash and invested according to the Participant's election and any shares of Company Stock held in a Participant's account are eligible for transfer to any other investment fund. In addition, a Participant may elect to make supplemental deposits to such Funds in increments of 1% of Compensation up to an additional 17% (42% effective January 1, 2002) of Compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as post-income tax contributions (Nondeferred Deposits) or pre-income tax contributions (Deferred Deposits).

     Each Participant may, within any Plan Year, make one or more Additional Lump Sum Deposits on a Nondeferred basis in minimum amounts of $250 and in such total amounts which, when aggregated with such Participant's Basic Deposits and Supplemental Deposits, do not exceed 25% of his or her Compensation for that Plan Year and subject to the limitations of the IRC. As previously stated, as of January 1, 2002, maximum permitted employee contribution increased from 25% to 50%.

     The maximum amount of Deferred Deposits to a Participant's Thrift Account may have to be limited to meet requirements of the IRC. The extent of any such limitation will be determined from time to time by the Committee based on the actual pattern of Deferred Deposits by all Participants. All Deferred Deposits in excess of such percentage will automatically be treated as Nondeferred Deposits and will result in taxable income to the affected Participants. The Committee will attempt to assure that any such limitation will apply only to future contributions, but it is possible that, in order to meet requirements of the IRC, the limitation will, in some circumstances, have to be applied retroactively. Deferred Deposits may not generally be withdrawn until age 59-1/2. Nondeferred Deposits, on the other hand, may be withdrawn at any time, subject to certain penalties and restrictions.

     Thrift Account Deposits are made through payroll deductions by the Participant's Employer, rollover contributions from other qualified plans and Additional Lump Sum Deposits. Deposits by Participants and contributions by their respective Employers are transferred to the Trustee and separately held in the Plan's Thrift Account Fund of the Master Trust Fund for investment and other transactions, as directed by Participants. Each Participant is entitled to choose the Investment Funds in which his/her Deposits and Employer Contributions will be invested from among the Investment Funds offered under the Plan, except for Employer Contributions with respect to Basic Deposits in excess of 6%, which were invested in the Enterprise Common Stock Fund prior to March 1, 2002, as discussed above.

     Dividends, interest and other income attributable to each Investment Fund of the Plan are reinvested in that Investment Fund to the extent not used to pay direct expenses of that Investment Fund.

     All Deposits and Employer Contributions in the Stable Value Fund are invested in either traditional Guaranteed Investment Contracts (GICs) issued by insurance companies or other financial intermediaries (Traditional GICs) or Benefit Responsive Agreements (Synthetic GICs) which are similar to Traditional GICs in terms of their ability to preserve principal and provide a stable rate of return. Synthetic GICs are different in that they are backed or secured by a separate portfolio of high-quality fixed income securities that are directly owned by the Plan. The portfolio is wrapped by a "book value wrapper", usually a financial institution other than the investment manager of the Synthetic GIC, which provides a crediting rate and which guarantees that benefit repayments will be made at book value. Deposits and Employer Contributions earn interest at the composite rate of all GICs in which the assets of the Stable Value Fund are then invested. Such rate varies as such Traditional and Synthetic GICs mature or are entered into, and as Deposits and Employer Contributions are made to and withdrawn from such contracts. Under the contracts in effect during 2001, the composite rate of interest earned by such assets so invested was not less than 5.81%.

     Employee Stock Ownership Plan Fund (ESOP Fund) Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of Enterprise Common Stock held for their ESOP Fund.

Participant Loans

     The Trustee may, subject to the approval of the Director of Performance and Rewards of PSEG Services Corporation, lend a Participant who is employed by an Employer an amount up to 50% of the value of the vested portion of such Participant's Thrift Account and ESOP Fund, but no more than the aggregate value of such Participant's Thrift Account or $50,000, whichever is less. However, no amounts may be loaned directly from any ESOP Account, from any portion of a Participant's Savings Account attributable to transfers from the Cash Balance Plan, from assets held in the Schwab PCRA Fund, or prior to April 1, 2002, from any portion of the Enterprise Common Stock Fund attributable to Employer Contributions made in shares of stock. Any Participant loan must be for a principal amount of $1,000 or more and no Participant may have more than two loans outstanding at any time. All loans, including interest thereon, must be repaid by payroll deductions in equal monthly installments over a period of 12 to 60 months as selected by the Participant. However, a Participant may prepay any such loan in full or in part in a lump sum in accordance with such rules as are prescribed by the Committee. A Participant may not apply for more than one loan in any calendar year. A loan to a Participant is considered an investment of such Participant's Thrift Account and repayments of principal of any loan together with interest thereon, are invested in the Thrift Account Investment Funds of the Plan in accordance with the Participant's then-current investment direction for Deposits and Employer Contributions.

     Each loan bears interest at a rate fixed from time to time by the Committee taking into consideration the then-current interest rates being charged by other lenders. The rate of interest applicable to any loan at its inception remains in effect for the duration of such loan. During 2001 and 2000, the rate of interest on loans granted to Participants ranged between 6.0% to 9.5% and 8.5% to 9.5%, respectively.

     Loan amounts are taken from sub-accounts of a Participant's Thrift Account in the following order:

     (a)  Deferred Deposits
     (b)  Unmatured Vested Employer Contributions
     (c)  Matured Vested Employer Contributions
     (d)  Rollover Contributions
     (e)  Unmatured Post-1986 Nondeferred Deposits
     (f)  Matured Post-1986 Nondeferred Deposits
     (g)  Pre-1987 Nondeferred Deposits

     Each loan is secured by an assignment of the Participant's entire right, title and interest in and to the Master Trust Fund to the extent of the loan and accrued interest thereon.

Forfeitures

     Any nonvested portion of the Participant's Account, determined as of the date of severance from employment, shall be forfeited and shall be applied thereafter to reduce a subsequent contribution or contributions of the Employer as provided in the Plan Document. If such former Participant is rehired by an Employer on or before the end of and is employed by an Employer at the end of the fifth Plan Year after the Plan Year in which such severance occurred, then such nonvested portion of the Participant's Account shall be reinstated by the Employer and the Participant's right thereto shall be determined as if the Participant had not terminated employment, provided that the Participant repays to the Plan the amount of any distribution paid to him or her on account of the severance from employment. Unallocated forfeitures to be used for reducing future Employer Contributions as of December 31, 2001 and 2000 amounted to $152,786 and $154,321, respectively.

Participant Accounts

     Individual accounts are maintained for each Participant which consist of the following subaccounts: Basic Deposit Subaccount, Supplemental Deposit Subaccount and Employer Contribution Subaccount, the assets of which are invested pursuant to the direction of the Participant. The assets of each such subaccount of the Savings Account are identified as Nondeferred or Deferred.

Vesting

     Except for amounts transferred from the Cash Balance Plan into the Plan, Employer Contributions to a Participant's Thrift Account are fully vested. Amounts transferred from the Cash Balance Plan follow the Cash Balance Plan vesting regulations and vest upon a Participant's completion of five years of service with the Employer, when a Participant reaches the age of 65, is disabled, laid off or dies.

Holding Account

     The Holding Account is a vehicle to record the transactions either from one Investment Fund to another Investment Fund or from an Investment Fund to an outside source. Daily balances which remain in the Holding Account are temporarily invested in short-term, liquid investments by the Trustee until disbursement. Activity within the Holding Account includes inflows and outflows of cash related to Investment Fund transfers, Deposits, Employer Contributions, withdrawals, receipts of dividends and interest, expenses incurred in connection with the administration of the Plan, benefit payments and loan transactions.

Penalties Upon Withdrawal

     If a Participant withdraws vested Employer Contributions and/or Deposits before they have been in the Plan for twenty-four months, such Participant will lose the matching Employer Contributions on Deposits made during the subsequent three months. Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan's Record Keeper. Nondeferred Deposits may be withdrawn at any time but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC
(hardship withdrawals). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

Payment of Benefits

     Benefit payments to Participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $396,747 and $353,242 as of December 31, 2001 and 2000, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

     The financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

     The Plan provides for various investment options. The mutual funds invest in various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of net assets available for Plan benefits.

Investment Valuation and Income Recognition

     The investments in the Master Trust are stated at fair value except for its benefit-responsive investment contract with the Stable Value Fund, which is recorded at contract value, which approximates fair value. The Plan's investments in the guaranteed annuity contracts of the Stable Value Fund are with various insurance companies and are recorded at contract value, which approximates fair value, and is calculated as cost plus accumulated interest less withdrawals (see Note 3). Quoted market prices are used to value all other investments. Shares of mutual funds are valued at adjusted cost of the net asset value of shares held by the Plan at year-end. The adjusted cost is the fair value of the security at the beginning of the Plan Year, or cost if acquired since that date. Purchases and sales of securities are recorded on a trade-date basis. Temporary investments are stated at cost, which approximates fair market value. Dividend income is recorded on the ex-dividend date. The loans to participants are valued at outstanding principle balance plus accrued interest, which approximates fair value.

     Investment gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure.

Administrative Expenses of Plan

     All expenses incurred for the administration of the Plan, including taxes and brokerage costs, are deducted from the Master Trust Fund.

     The assets of the Enterprise Common Stock Fund and the ESOP Fund are invested in shares of the Company's Common Stock. Shares of the Company's Common Stock required for the Enterprise Common Stock Fund are purchased by the Trustee either directly from the Company at its sole discretion, on the open market through a broker or from the ESOP Fund. In situations where the ESOP Fund is in a "sell" position and the Enterprise Common Stock Fund is in a "buy" position, the Enterprise Common Stock Fund will buy from the ESOP Fund at the closing price on the New York Stock Exchange for that day. In such case, no brokerage commissions will be charged on the transaction. Otherwise, all shares sold for the Enterprise Common Stock Fund and the ESOP Fund are sold by the Trustee on the open market through a broker. The proceeds, net of brokerage commissions and transfer taxes, are distributed to the Participant.

Transfers of the ESOP Fund to Thrift Account

     Participants are permitted to transfer all, but not less than all, of the shares of the Company's Common Stock from their ESOP Funds to their Thrift Accounts. To effect such transfers, the Trustee will sell the shares of the Company's Common Stock held in the ESOP Fund and invest the proceeds in the Thrift Account Investment Funds designated by the Participant. The cash value of each share of the Company's Common Stock transferred will be equal to the price per share of the Company's Common Stock actually received by the Trustee. Any such transfer is treated as a rollover contribution.

Recently Adopted Accounting Principle

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which was later amended by SFAS No. 138. Effective January 1, 2001, the Plan adopted this statement, as amended. Adoption of SFAS 133 had no impact on the Plan's financial position or results of operations.

Reclassifications

     Certain prior year amounts have been reclassified to conform to the current year presentation.

3. INVESTMENT OF THE PLAN AND SAVINGS PLAN IN THE MASTER TRUST

     The Plan's investments are included in the Master Trust, which was established for the investment of assets of all of the Company's qualified retirement plans including the Plan and the Thrift Plan. The following tables present the fair values of and the investment income recognized by the investments of the Plan and Savings Plan in the Master Trust as of December 31, 2001 and 2000 and for the year ended December 31, 2001. As of December 31, 2001 and 2000, the Plan's interests in such assets of the Master Trust were approximately 61% and 62%, respectively.


                                                                                         December 31,
                                                                                 -------------------------------
                                                                                      2001             2000
                                                                                 --------------   --------------
Investments at fair value:
    Participant Loans                                                            $   31,729,786   $   31,058,248
    Cash and Cash Equivalents                                                        21,516,751       12,387,447
    Common Stock of
         Public Service Enterprise Group Incorporated                               151,220,984      158,237,865
    Mutual Funds                                                                    470,642,487      557,693,509
    Guaranteed Investment Contracts                                                 392,214,802      354,239,114
    Schwab PCRA Fund (a)                                                             24,676,728       27,297,856
                                                                                 --------------   --------------
                                                                                 $1,092,001,538   $1,140,914,039
                                                                                 ==============   ==============

                                                                              December 31, 2001
                                                                              ------------------
Investment income/(loss) recognized:
    Net depreciation in fair value of Mutual Funds                                  (89,449,833)
    Net depreciation in fair value of Common Stock
         of Public Service Enterprise Group Incorporated                            (21,816,714)
    Net depreciation in fair value of Schwab PCRA Fund (a)                           (8,894,657)
    Interest from Mutual Funds                                                        2,595,596
    Interest from Enterprise Common Stock Funds                                         139,284
    Interest from Guaranteed Investment Contracts                                    21,610,050
    Dividends from Common Stock of Public
         Service Enterprise Group Incorporated                                        7,579,345
                                                                              ------------------
                                                                                   $(88,236,929)
                                                                              ==================

(a) Amounts primarily relate to equity investments in stocks and through mutual funds. The net depreciation in fair value is primarily comprised of realized/unrealized gains or losses and dividends earned on these equity investments.

4.   INVESTMENTS

The Master Trust includes the following:

A. Thrift Account Investment Funds

     (1) The assets of the Stable Value Fund are primarily invested in Traditional GICs or Synthetic GICs with additional investments in the Trustee's short-term investment fund. All GIC contract values approximate fair values. As of December 31, 2001, the Plan's interest in the following GICs was approximately 61%. At December 31, 2001, the Stable Value Fund was comprised of the following:

                       Issuer                         Type           Expiration         Effective Rate   Contract Value
    --------------------------------------------- ------------- ---------------------- ----------------- ----------------
    Prudential Life Insurance Company             Traditional     November 30, 2005         6.99%             $5,374,313
    J.P. Morgan (a)                                Synthetic         Open-Ended             7.62%             20,580,768
    Bank of America (a)                            Synthetic         Open-Ended             6.54%             19,223,504
    Bank of America (b)                            Synthetic         Open-Ended             4.40%              3,024,163
    Bank of America (b)                            Synthetic         Open-Ended             5.47%             30,816,109
    Continental Assurance Company (b)              Synthetic         Open-Ended             5.07%              6,155,414
    The Chase Manhattan Bank (c)                   Synthetic         Open-Ended             6.65%             43,036,209
    Allstate Life Insurance Company (d)            Synthetic         Open-Ended             5.87%             52,546,157
    State Street Bank and Trust Company (d)        Synthetic         Open-Ended             5.48%             55,880,774
    N/A (pooled separate account)(e)               Synthetic         May 1, 2007            6.13%              9,673,568
    DFP, Inc. (d)                                  Synthetic         Open-Ended             6.28%             65,708,653
    Caisse des Depots                              Synthetic      November 26, 2002         4.48%              4,017,327
    Caisse des Depots                              Synthetic      November 26, 2002         4.48%              2,008,663
    Caisse des Depots                              Synthetic      December 12, 2002         4.65%              4,009,974
    Caisse des Depots                              Synthetic      December 12, 2002         4.65%              2,004,987
    Caisse des Depots                              Synthetic      February 3, 2003          3.74%              3,017,858
    UBS AG (d)                                     Synthetic         Open-Ended             6.61%             65,136,361
                                                                                                         ----------------
                Total GICs                                                                                  $392,214,802
    Investment in Bankers Trust Short Term Investment Fund (2.28%)                                            16,464,717
                                                                                                         ----------------
           Total Stable Value Fund                                                                          $408,679,519
                                                                                                         ================

     (a)  Managed by Pacific Investment Management Company
     (b)  Managed by INVESCO Institutional, Inc.
     (c)  Managed by Seix Investment Advisors
     (d)  PRIMCO Capital Management
     (e)  Managed by John Hancock Mutual Life Insurance Company


     (2) The assets of the Enterprise Common Stock Fund are invested in the Company's Common Stock.

     (3) The assets of the Large Company Stock Index Fund are invested in the capital stock of Vanguard Institutional Index Fund, a no-load mutual fund managed by The Vanguard Group, Inc. The prospectus for the Vanguard Institutional Index Fund indicates that such fund seeks to replicate the investment performance of the Standard and Poor's 500 Composite Stock Price Index.

     (4)  The assets of the  Diversified  Bond Fund are  invested  in a separate account managed by BlackRock Financial Management, Inc. The Diversified Bond Fund invests in a broadly diversified portfolio of bonds that include U.S. Treasury and agency securities, commercial and residential mortgage-backed securities, asset-backed securities, and corporate bonds.

     (5) The assets of the International Stock Fund are invested in the capital stock of the T. Rowe Price International Stock Fund, a no-load mutual fund managed by Rowe Price-Fleming International, Inc. The prospectus for the T. Rowe Price International Stock Fund indicates that such fund invests primarily in common stocks of established, non-U.S. companies.

     (6) The assets of the Mid Size Company Stock Fund are invested in the capital stock of the Putnam Vista Fund, a no-load mutual fund managed by Putnam Investment Management, Inc. The prospectus for the Putnam Vista Fund indicates that such fund invests in a diversified portfolio of common stocks, which may include widely-traded common stocks of larger companies as well as common stocks of smaller, less well-known companies.

     (7) The assets of the Small Company Stock Fund are invested in a separate account managed by Morgan Stanley. The Small Company Stock Fund invests in a broadly diversified portfolio of U.S. small capitalization companies that are considered to be undervalued on a relative basis by the Fund Manager at the time of purchase. Small capitalization companies are those with equity capitalizations generally below $1.5 billion.

     (8) The assets of the Conservative Pre-Mix Portfolio are invested in specific percentages within a mix of five existing Plan investment
          Funds: 40% Stable Value Fund, 20% Diversified Bond Fund, 20% Large Company Stock Index Fund, 10% International Stock Fund, and 10% Small Company Stock Fund. Every quarter the Trustee re-aligns this portfolio to match its conservative (risk and return) investment strategy of 60% in bonds and 40% in stocks.

     (9) The assets of the Moderate Pre-Mix Portfolio are invested in specific percentages within a mix of five existing Plan investment Funds: 25% Large Company Stock Index Fund, 20% Stable Value Fund, 20% International Stock Fund, 20% Diversified Bond Fund, and 15% Small Company Stock Fund. Every quarter the trustee re-aligns this portfolio to match its moderate (risk and return) investment strategy of 60% in stocks and 40% in bonds.

     (10) The assets of the Aggressive Pre-Mix Portfolio are invested in specific percentages within a mix of four existing Plan investment
          Funds: 30% Large Company Stock Index Fund, 25% International Stock Fund, 25% Small Company Stock Fund, and 20% Diversified Bond Fund.
          Every quarter the Trustee re-aligns this portfolio to match its aggressive (risk and return) investment strategy of 80% in stocks and 20% in bonds.

B. ESOP Fund

     During 2001 and 2000, no contributions to or transfers into the ESOP Fund were permitted.

C. Schwab PCRA Fund

     The Schwab PCRA Fund is a self-directed brokerage account in which Participants can select and manage a wide selection of investments including mutual funds, stocks and bonds. Deposits into the Schwab PCRA Fund must come from balances transferred from the other options in the Plan. Participants may transfer up to 100% of their account balance to the Schwab PCRA Fund.

5. NON-PARTICIPANT DIRECTED INVESTMENTS

     As stated previously, prior to March 1, 2002, Employer Contributions for Participants with respect to Basic Deposits in excess of 6% and up to 8% of Compensation were made in shares of the Company's Common Stock into the Enterprise Common Stock Fund and were not available for transfer to any other Investment Fund or withdrawal from the Plan prior to the Participant's termination of employment. Information about the net assets and the significant components of the changes in net assets relating to the Plan's interest in the Enterprise Common Stock Fund is as follows:

                                                                                 As of December 31,
                                                                           ----------------------------
                                                                                2001           2000
                                                                           ------------    ------------
Net Assets:
     Enterprise Common Stock Fund                                          $ 79,673,959    $ 82,820,144
                                                                           ------------    ------------

Changes in Net Assets:
     Deposits and Contributions                                            $  6,494,355
     Dividends and Interest                                                   3,988,857
     Net Depreciation                                                       (10,961,153)
     Benefits paid to Participants                                           (3,383,878)
     Forfeitures                                                                (13,374)
     Administrative Expenses                                                    (71,598)
     Transfers from participant-directed investments                            800,606
                                                                           -------------
         Total Changes in Net Assets                                       $ (3,146,185)
                                                                           =============

6. FEDERAL INCOME TAXES

     The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt under Section 501(a) of the Code. The Plan received a favorable Internal Revenue Service determination letter dated April 8, 1998. The Plan has since been amended. However, the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. PLAN TERMINATION

     The Company expects and intends to continue the Plan indefinitely, but has reserved the right to amend, suspend or terminate the Plan at any time. In the event of termination of the Plan, the net assets of the Plan would be distributed to the Participants based on the balances in their individual accounts at the date of termination.

8. RELATED PARTY TRANSACTIONS

     Certain Plan investments are in the Company's common stock. As the Company is the Plan Sponsor; these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of the Company (who may also be participants of the Plan) at no cost to the Plan. These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA's rules on prohibited transactions.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                  Public Service Enterprise Group Incorporated
                  Employee Thrift and Tax-Deferred Savings Plan
                                 (Name of Plan)


                  By:           MARGARET M. PEGO
                  ---------------------------------------------
                                Margaret M. Pego
                             Chairperson of Employee
                               Benefits Committee

Date: July 1, 2002

                                 EXHIBIT INDEX

Exhibit Number
--------------
     1 Amended and Restated Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan Effective January 1, 2002

     2    Independent Auditors' Consent